

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2011

<u>Via E-mail</u>
Juan F. Fonseca
Mexican Economic Development, Inc.
General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, NL 64410 Mexico

     Re: Mexican Economic Development, Inc.
              Form 20-F for Fiscal Year Ended
              December 31, 2010
              Filed June 29, 2011
              File No. 333-08752

Dear Mr. Fonseca:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Pamela Howell
                        for

                        John Reynolds
                        Assistant Director